EXHIBIT 12

Energen Corporation

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except for Ratios)

	9 Months	9 Months	12 Months	12 Months	12 Months	12 Months	12 Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	09/30/08	09/30/07	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03
Earnings, as defined:
Income from continuing operations before provision for income taxes and cumulative effect of change in accounting principle	$409,649	$353,850	$476,641	$428,553	$270,377	$202,830	$174,127

Add:
Interest, net of amounts capitalized (1)	37,309	40,110	53,006	53,687	51,098	45,935	44,784

Total earnings, as defined	$446,958	$393,960	$529,647	$482,240	$321,475	$248,765	$218,911

Fixed charges, as defined:
Interest (1)	$37,437	$40,243	$53,171	$53,934	$51,343	$46,289	$45,066

Total fixed charges, as defined:	$37,437	$40,243	$53,171	$53,934	$51,343	$46,289	$45,066

Ratio of earnings to fixed charges	11.94	9.79	9.96	8.94	6.26	5.37	4.86

(1) Includes amortization of debt discount and imputed interest expense on operating leases.